Exhibit 12.1

VISA INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended March 31,	For the Years Ended September 30,
(in millions, except for ratios)	2017(1)	2016 (2)	2015 (2)	2014 (3)	2013	2012 (3)
Earnings:
Income before income taxes including non-controlling interest	$5,681	$8,012	$8,995	$7,724	$7,257	$2,207
Fixed charges	279	432	3	8	4	(29)
Other adjustments	—	1	3	1	4	7

Total earnings	$5,960	$8,445	$9,001	$7,733	$7,265	$2,185
Fixed charges:
Interest expense(4)	$279	$432	$3	$8	$4	$(29)

Total fixed charges	$279	$432	$3	$8	$4	$(29)
Ratio of earnings to fixed charges(5)	21.4	19.5	2,576.8	926.6	1,880.7	(75.9)
Preferred stock dividends:
Preferred stock dividends	$58	$14	—	—	—	—

Total preferred stock dividends	$58	$14	—	—	—	—

Total fixed charges and preferred stock dividends	$337	$445	$3	$8	$4	$(29)
Ratio of earnings to fixed charges and preferred stock dividends(5)	17.7	19.0	2,576.8	926.6	1,880.7	(75.9)

(1)	In February 2017, we completed a reorganization of Visa Europe and certain other legal entities to align our corporate structure to the geographic jurisdictions in which we conduct business operations. As a result of the reorganization, we recorded an income tax provision of $1.5 billion primarily related to the elimination of deferred tax balances originally recognized upon the acquisition of Visa Europe. Associated with this reorganization, the newly-formed Visa Foundation received all of the Visa Inc. shares held by Visa Europe, which were previously recorded as treasury stock, resulting in an expense of $192 million, before tax.
(2)	On June 21, 2016, the Company acquired 100% of the share capital of Visa Europe, resulting in the recognition of a $1.9 billion loss from the effective settlement of the Framework Agreement between the Company and Visa Europe, and the recognition of a $255 million non-cash decrease in the fair value of the put option liability as non-operating income from the revaluation of the Visa Europe put option. During fiscal 2015, we recorded an increase of $110 million in the fair value of the Visa Europe put option as non-cash, non-operating expense. See Note 2—Acquisition of Visa Europe and Note 4—Fair Value Measurements and Investments to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2016.
(3)	During fiscal 2014 and 2012, we recorded litigation provisions of $450 million and $4.1 billion, respectively, and related tax benefits, associated with the interchange multidistrict litigation, which is covered by the U.S. retrospective responsibility plan.
(4)	Interest expense in fiscal 2017 primarily consists of interest expense on the fixed-rate senior notes issued in December 2015 and interest expense on deferred consideration related to the Visa Europe acquisition. Interest expense in fiscal 2012 through 2015 primarily consists of accretion on litigation matters and interest expense related to uncertain tax positions. During fiscal 2012, we reversed all previously recorded tax reserves and accrued interest associated with uncertainties related to the deductibility of covered litigation expense recorded in fiscal 2007 through fiscal 2011.
(5)	Figures in the table may not recalculate exactly due to rounding. Earnings to fixed charges and earnings to fixed charges and preferred stock dividends ratios are calculated based on unrounded numbers.